# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HALLADOR ENERGY COMPANY, CIK 0000788965
CUSIP: 40609P105
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 5485 Kietzke Lane, Reno, Nevada (NV), 89511
Date of event which requires filing of this statement: 01/01/2026
Filed by CIK 0001356544
Persons authorized to receive notices and communications: David C. Hardie, 5485 Kietzke Lane, Reno, Nevada (NV), 89511, (775) 548-1730

## Reporting persons
- Hallador Alternative Assets Fund LLC (CIK 0001356544): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,584,929; shared voting power 0; sole dispositive power 1,584,929; shared dispositive power 0; aggregate amount beneficially owned 1,584,929 (3.62% of the class)
  Comment: (1) For Item 13: This percentage is calculated based upon 43,825,006 shares of common stock, par value $0.01 per share ("Common Stock"), outstanding of Hallador Energy Company (the "Issuer") as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025.
- Hallador Investment Advisors, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,584,929; sole dispositive power 0; shared dispositive power 1,584,929; aggregate amount beneficially owned 1,584,929 (3.62% of the class)
  Comment: (1) For Item 13: This percentage is calculated based upon 43,825,006 shares of common stock, par value $0.01 per share ("Common Stock"), outstanding of Hallador Energy Company (the "Issuer") as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025.
- Hallador Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,584,929; sole dispositive power 0; shared dispositive power 1,584,929; aggregate amount beneficially owned 1,584,929 (3.62% of the class)
  Comment: (1) For Item 13: This percentage is calculated based upon 43,825,006 shares of common stock, par value $0.01 per share ("Common Stock"), outstanding of Hallador Energy Company (the "Issuer") as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025.
- David C. Hardie (CIK 0001166809): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 23,016; shared voting power 1,584,929; sole dispositive power 23,016; shared dispositive power 1,584,929; aggregate amount beneficially owned 1,607,945 (3.67% of the class)
  Comment: (1) For Item 13: This percentage is calculated based upon 43,825,006 shares of common stock, par value $0.01 per share ("Common Stock"), outstanding of Hallador Energy Company (the "Issuer") as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025.
- Kevin Leary: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 6,390; shared voting power 1,584,929; sole dispositive power 6,390; shared dispositive power 1,584,929; aggregate amount beneficially owned 1,591,319 (3.63% of the class)
  Comment: (1) For Item 13: This percentage is calculated based upon 43,825,006 shares of common stock, par value $0.01 per share ("Common Stock"), outstanding of Hallador Energy Company (the "Issuer") as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: HALLADOR ENERGY COMPANY
Address of issuer's principal executive offices: 5485 Kietzke Lane, Reno, Nevada (NV), 89511
Comment:
This Amendment No. 13 to Schedule 13D is a voluntary filing and amends and supplements Amendment No. 12 to Schedule 13D filed on July 23, 2024. This statement relates to shares of Common Stock, $0.01 par value (the "Shares") of Hallador Energy Company, a Colorado corporation (the "Issuer"). The address of the Issuer's principal executive office is 1183 East Canvasback Drive, Terre Haute, Indiana 47802.

This Amendment No. 13 amends the Schedule 13D as specifically set forth herein. Capitalized terms not defined herein this Amendment No. 13 have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Name of Person Filing:

(i) Hallador Alternative Assets Fund LLC, a limited liability company organized under the laws of the State of Delaware ("HAAF"). HAAF is a private equity investment fund directed or controlled by its managing members, Hallador Management LLC and David C. Hardie.
(ii) Hallador Investment Advisors, Inc., a corporation organized under the laws of the state of Delaware ("HIA"). HIA advises the Hallador Cash Fund, HAAF and Hallador Balanced Fund LLC. HIA is the investment advisor to HAAF and as such, has voting and dispositive power with respect to the investments of Hallador Alternative Assets Fund.
(iii) Hallador Management LLC, a limited liability company organized under the laws of the state of Delaware ("Hallador Management". Hallador Management is a Managing Member of HAAF and as such, has voting and dispositive power with respect to the investments of HAAF.
(iv) David C. Hardie is a United States citizen. He is a Managing Director of Hallador Management LLC, Managing Member of HAAF, and Chairman of HIA, the investment advisor to HAAF. Mr. Hardie resigned as a member of the Board of Directors of the Issuer effective as of January 1, 2026. Additionally he serves as a director and partner of other private equity entities that are owned by members of his family.
(v) Kevin Leary is a United States citizen. He is Chief Executive Officer of HIA and a Managing Director of Hallador Management.
Residence or business address:
Residence or Business Address:

(i) The address of Hallador Alternative Assets Fund is 5485 Kietzke Lane, Reno, NV 89511.
(ii) The address of HIA is 5485 Kietzke Lane, Reno, NV 89511.
(iii) The address of Hallador Management is 5485 Kietzke Lane, Reno, NV 89511.
(iv) The address of Mr. David Hardie is 5485 Kietzke Lane, Reno, NV 89511.
(v) The address of Kevin Leary is 5485 Kietzke Lane, Reno, NV 89511.
Present principal occupation or employment: None of the Reporting Persons, within the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Criminal convictions in the last five years: None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Pursuant to an agreement entered into by and among David Hardie and certain related parties on July 28, 2015, 1,422,101 shares of HNRG common stock held by Hallador Alternative Asset Fund ("HAAF") were distributed to beneficial owners of HAAF for purposes of changing the form of beneficial ownership of such holders. The pecuniary interest of David Hardie did not change as a result of this transaction. The transfers as contemplated under the agreement were consummated on May 5, 2016. Following the transfer of shares, HAAF owned 1,758,212 shares of HNRG common Stock.

On December 31, 2015, the Robert Hardie QTIP Trust was liquidated and the David Hardie Separate Property Trust received 139,089 shares of HNRG common stock as a result of such liquidation. David Hardie was a 25% beneficiary under the Robert Hardie QTIP Trust and the 139,089 shares represented David Hardie's beneficial interest under the trust. The pecuniary interest of David Hardie did not change as a result of this transaction.

Between November 10, 2016 and December 8, 2016, HAAF sold an aggregate of 86,747 shares of HNRG common stock in the open market.

Between April 2016 and October 2019, Kevin Leary purchased 6,390 shares of HNRG common stock on the open market.

On October 7, 2019, the David Hardie Separate Property Trust purchased 30,380 shares of HNRG common stock on the open market.

On June 15, 2022, HAAF received 338,427 shares of HNRG upon conversion of two convertible promissory notes; one for $1,000,000 dated May 2, 2022 as reported on HNRG's Form 8-K dated May 6, 2022, and the other $750,000 dated May 20, 2022 reported on HNRG's Form 10-Q on May 23, 2022 at a conversion price of $5.171 per share.

On August 8, 2022, HAAF purchased from HNRG an unsecured convertible promissory note in the principal amount of $1,000,000 (the "Note").

On April 11, 2023 and April 13, 2023, HAAF sold an aggregate of 31,166 shares of HNRG common stock on the open market.

On February 23, 2024, HNRG elected to pay interest due under the Note in common stock, rather than in cash, and it issued HAAF 6,396 shares of its common stock for such interest payment.

On June 28, 2024, the Note was converted into 190,000 shares of HNRG common stock pursuant to an exchange agreement between HNRG and HAAF.

In November 2024 and December 2024, HAAF sold an aggregate of 168,961 shares of HNRG common stock on the open market.

On May 19, 2025, (i) HAAF sold an aggregate of 67,457 shares and (ii) the David Hardie Separate Property Trust sold 30,380 shares of HNRG common stock on the open market.

In September 2025 and October 2025, (i) HAAF sold an aggregate of 354,045 shares and (ii) the David Hardie Separate Property Trust sold 118,017 shares of HNRG common stock on the open market.

On December 21, 2025, David Hardie was granted 1,944 shares of HNRG common stock for his services as a director of HNRG. Mr. Hardie resigned as director of HNRG effective as of January 1, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(i) HAAF beneficially owns 1,584,929 Shares, or 3.62% of the Shares.
(ii) The amount of Shares considered to be beneficially owned by HIA by reason of its voting and dispositive powers with respect to HAAF's investments is 1,584,929 Shares, or 3.62% of the Shares.
(iii) The amount of Shares considered to be beneficially owned by Hallador Management by reason of its voting and dispositive powers with respect to HAAF's investments is 1,584,929 Shares, or 3.62% of the Shares.
(iv) Mr. David Hardie beneficially owns 23,016 Shares through the David Hardie Separate Property Trust, and, as Chairman of HIA, and Managing Director of Hallador Management, may be deemed to beneficially own an additional 1,584,929 Shares, or a total of 3.67% of the Shares.
(v) Kevin Leary owns 6,390 Shares of HAAF, and, as Chief Executive Officer of HIA and Managing Director of Hallador Management, may be deemed to beneficially own an additional 1,584,929 Shares, for a total of 3.63% of the Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person Sole Voting Power Sole Power of Disposition Shared Voting and
Power of Disposition

Hallador Alternative 1,584,929 1,584,929 0
Assets Fund LLC

Hallador Investment 0 0 1,584,929
Advisors, Inc.

Hallador Management LLC 0 0 1,584,929

David C. Hardie 23,016 23,016 1,584,929

Kevin Leary 6,390 6,390 1,584,929
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A - Joint Filing Statement

## Signatures
- Hallador Alternative Assets Fund LLC: /s/ David C. Hardie, David C. Hardie/Managing Member (02/27/2026)
- Hallador Investment Advisors, Inc.: /s/ Kevin Leary, Kevin Leary/Chief Executive Officer (02/27/2026)
- Hallador Management LLC: /s/ David C. Hardie, David C. Hardie/Managing Member (02/27/2026)
- David C. Hardie: /s/ David C. Hardie, David C. Hardie (02/27/2026)
- Kevin Leary: /s/ Kevin Leary, Kevin Leary (02/27/2026)